November 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Claudia Rios

Re:	Contango ORE, Inc.

Registration Statement on Form S-3 (File No. 333-283285)

Request for Acceleration

Dear Ms. Rios:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Contango ORE, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-283285) be accelerated by the Securities and Exchange Commission to 4:30 p.m. Eastern time on November 27, 2024, or as soon as practicable thereafter.

Please contact Paul Monsour of Holland & Knight LLP, counsel to the Company, at (713) 653-8741 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,

/s/ Michael Clark
Name: Michael Clark
Title: Chief Financial Officer and Secretary

cc:	Rick Van Nieuwenhuyse, Contango ORE, Inc.

Tim Samson, Holland & Knight LLP

Paul Monsour, Holland & Knight LLP

516 2nd Avenue, Suite 401, Fairbanks, AK 99701

Telephone 907-888-4273 • www.contangoore.com

NYSE-A: CTGO